UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 24, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Southwest Airlines Co.

File No. 001-07259 - CF# 29967

_____

     Southwest Airlines Co. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 31, 2013.

     Based on representations by Southwest Airlines Co. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through December 31, 2018
Exhibit 10.2	through December 31, 2018
Exhibit 10.3	through July 31, 2023
Exhibit 10.4	through July 31, 2023

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary